February 11, 2019

Barry E. Silbert
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
250 Park Avenue South
New York, New York 10003

       Re: Grayscale Bitcoin Trust (BTC)
           Amendment Number 1 to
           Draft Registration Statement on Form 10-12G
           Submitted December 6, 2018
           CIK No. 0001588489

Dear Mr. Silbert:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
November 20, 2018 letter.

Amendment Number 1 to Form 10, Filed December 6, 2018

Exhibit 99.1
Principal Shareholders, page 75

1. We note your disclosure in response to comment 7. Please revise to identify the natural persons with voting and dispositive power over the shares held by Digital Currency
       Group, Inc.
Investment Transactions and Revenue Recognition, page F-7

2. Please tell us how you determined it was appropriate to use an average cost method to
 Barry E. Silbert
FirstNameBitcoin Trust (BTC)Silbert
Grayscale LastNameBarry E.
Comapany NameGrayscale Bitcoin Trust (BTC)
February 11, 2019
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         calculate realized gains and losses on your investments and cite any relevant accounting literature.
Fair Value of Bitcoin, page F-8

3. Please tell us whether the exchange you identified as your principal market is the market that you or your Authorized Participants would normally enter into a transaction to sell bitcoin. In addition, please clarify whether you or your Authorized Participants have historically purchased bitcoin from the exchange that you identified as your principal market. To the extent the exchange you have identified as your principal market is not the market where you or your Authorized Participants expect to transact, please tell us how you have overcome the presumption in ASC Topic 820-10-35-5A.
IR Virtual Currency and Incidental Rights, page F-25

4. We note your response to comment 21 and your revised disclosure. Please address the following with respect to your policy for IR Virtual Currency and Incidental Rights
         Distributions and expand your disclosure where appropriate:

             Clarify what your reference to "passively received" means. As previously requested, provide an analysis of the applicable accounting literature, including the definition of an asset, that provides the basis in GAAP for why you have concluded this is the appropriate point in time to recognize airdrops and forks.

             Please reconcile your principal market determination, which specifically contemplates the absence of a Bitlicense and inaccessible markets, with ASC 820-10-35-6A. We note your disclosure on page F-9 that the Trust or an Authorized Participant can only do business with those Bitcoin exchanges that meet the regulatory requirements of the jurisdiction in which the Trust or an Authorized Participant is registered to do business. Please clarify whether the principal market you identify from the process described in response 21 and disclosed on page F-10 is the exchange that you and/or your Authorized Participant would normally enter into a transaction to sell Trust assets obtained through airdrops and forks. Reference is made to ASC Topic 820-10-35-5A.

             We note your response to comment 24. Please explain to us how you determined your abandonment process meets the criteria for derecongition of an asset. Cite any relevant accounting literature you considered in arriving at your conclusion. In your response, please clarify whether at any point in the future, you or any other party could have the ability to control these assets under any circumstances. Bitcoin Diamond and Bytether Tokens, page F-34

5. Please tell us whether you recognized Bitcoin Diamond and Bytether Tokens prior to abandoning them. Provide supporting analysis of applicable authoritative accounting
 Barry E. Silbert
Grayscale Bitcoin Trust (BTC)
February 11, 2019
Page 3
         literature.
General

6. We note your response to comment 8. Please further revise your risk factor disclosure to state that, by agreeing to the provision, investors will not be deemed to have waived the
         Trust's compliance with the federal securities laws and the rules and regulations thereunder. Please note that we are still evaluating your response to comment 8 and may have further comments.
7. We note your statement that "the Sponsor respectfully advises the Staff that it is not aware of a reason to believe that Section 7.4 is not enforceable under federal or state law."
         Please discuss whether Section 3816(e) of the Delaware Statutory Trust Act has been applied in the context of a claim arising under the federal securities laws or the rules and regulations thereunder, and revise your disclosure accordingly.
8. Please revise your disclosure to provide further details regarding the operation of the requirement that two or more non-affiliated shareholders collectively holding at least
         10.0% of the outstanding shares join together in bringing a derivative action. For example, please include the definition of "affiliate," as such term is used in the Trust
         Agreement, in your disclosure. Please also disclose how shareholders will be able to determine whether the 10.0% ownership threshold required to bring a derivative action has been met and how 10% is to be calculated, including whether this percentage includes shares held indirectly through convertible or exercisable securities. We also note that shareholders must maintain at least a 10.0% ownership threshold throughout the duration of a derivative claim. How will shareholders be able to maintain this percentage if the
         Trust issues additional shares during the pendency of the claim? Will shareholders have an opportunity to increase their holdings or locate other shareholders to maintain at least
         10.0% ownership? In addition, please disclose the Trust's rationale for choosing the
         10.0% ownership threshold amount.
       You may contact Eric McPhee, Senior Staff Accountant, at (202) 551-3693 or Robert
Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff
Attorney, at (202) 551-3207 or Sonia Gupta Barros, Assistant Director, at (202) 551-3655 with any other questions.



                                                               Sincerely,
FirstName LastNameBarry E. Silbert
                                                               Division of
Corporation Finance
Comapany NameGrayscale Bitcoin Trust (BTC)
                                                               Office of Real
Estate and
February 11, 2019 Page 3                                       Commodities
FirstName LastName